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                              August 29, 2023

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed August 18,
2022
                                                            File No. 333-264036

       Dear Ken Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

       Amendment No. 9 to Registration Statement on Form F-1 filed August 18,
2023

       Industry Overview, page 58

   1. Please update the tables on pages 60, 61 and 62 to include comparable information for the periods presented
through the completion of your most recent fiscal year ending March
                                                        31, 2023, to the extent
possible.
       Item 8. Exhibits., page II-2

   2. Please have counsel revise exhibit 5.1 to opine on the resale shares to be offered by your resale prospectus
included in your registration statement. Additionally, state the number of each of the new
ordinary shares and resale shares, respectively, being opined on in connection with the
legal opinion.
 Ken Ho
Primech Holdings Pte. Ltd.
August 29, 2023
Page 2

       You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions



                                                           Sincerely,
FirstName LastNameKen Ho
                                                           Division of
Corporation Finance
Comapany NamePrimech Holdings Pte. Ltd.
                                                           Office of Trade &
Services
August 29, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName